UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On July 26, 2015, Teva Pharmaceutical Industries Limited (“Teva”) entered into a definitive agreement with Allergan plc to acquire its worldwide generic pharmaceuticals business and certain other assets. Teva will pay total consideration consisting of $33.75 billion in cash and approximately 100 million Teva shares, which represented $6.75 billion in value, based on the previously-agreed price of approximately $67.30 per share. Closing of the transaction is subject to certain conditions, including relevant regulatory approvals.

In connection with this pending acquisition, attached are special purpose combined financial statements of the Global Generics Business and Certain Other Assets of Allergan plc, as further described therein.

Global Generics Business and

Certain Other Assets of Allergan plc

Special Purpose Combined Statements of Net Assets Acquired as of September 30, 2015 (unaudited), December 31, 2014 and 2013 and Special Purpose Combined Statements of Revenues and Direct Expenses for the nine months ended September 30, 2015 and 2014 (unaudited) and for the years ended December 31, 2014, 2013 and 2012

Global Generics Business and Certain Other Assets of Allergan plc

Index to Special Purpose Combined Financial Statements

Independent Auditor’s Report	3
Special Purpose Combined Statements of Net Assets Acquired as of September 30, 2015 (unaudited) and December 31, 2014 and 2013	4
Special Purpose Combined Statements of Revenues and Direct Expenses for the nine months ended September 30, 2015 and 2014 (unaudited) and the years ended December 31, 2014, 2013 and 2012	5
Notes to the Special Purpose Combined Financial Statements	6

Independent Auditor’s Report

To the Management of Allergan plc

We have audited the accompanying special purpose combined financial statements of the Global Generics Business and Certain Other Assets of Allergan plc, which comprise the special purpose combined statements of net assets acquired as of December 31, 2014 and 2013, and the related special purpose combined statements of revenues and direct expenses for each of the three years in the period ended December 31, 2014.

Management’s Responsibility for the Special Purpose Combined Financial Statements

Management is responsible for the preparation and fair presentation of the special purpose combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of special purpose combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the special purpose combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special purpose combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the special purpose combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the special purpose combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the special purpose combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the special purpose combined financial statements referred to above present fairly, in all material respects, the financial position of the Global Generics Business and Certain Other Assets of Allergan plc as of December 31, 2014 and December 31, 2013, and the results of their revenues and direct expenses for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying special purpose combined financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Current Report on Form 6-K of Teva Pharmaceutical Industries Ltd. as described in Note 1 and are not intended to be a complete presentation of the financial positon or operations of the Global Generics Business and Certain Other Assets of Allergan plc. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

November 23, 2015

Global Generics Business and Certain Other Assets of Allergan plc

Special Purpose Combined Statements of Net Assets Acquired September 30, 2015 (unaudited) and December 31, 2014 and 2013

($ in millions)	September 30,	December 31,
	2015 (unaudited)	2014	2013
Assets acquired:
Accounts receivable, net	$1,965.3	$1,463.7	$1,072.8
Inventories	1,163.1	1,090.9	1,120.3
Other current assets	300.3	253.9	286.6
Assets held for sale	4.6	36.2	271.0
Current deferred tax assets	354.7	23.3	47.4
Property, plant and equipment, net	1,309.3	1,311.3	1,457.6
Product rights and other intangibles	2,854.6	3,097.7	3,196.5
Goodwill	3,695.3	3,623.9	3,673.4
Non-current deferred tax assets	124.2	72.7	177.4
Other non-current assets	35.0	81.9	83.7

Total assets acquired	11,806.4	11,055.5	11,386.7

Liabilities assumed:
Accounts payable and accrued expenses	1,343.1	1,387.7	1,400.1
Income taxes payable	38.7	16.6	13.5
Current deferred tax liabilities	39.4	6.3	17.8
Other current liabilities	13.1	13.5	31.7
Current liabilities held for sale	—	—	246.6
Other taxes payable	70.0	102.9	91.8
Long-term deferred tax liabilities	443.7	307.9	681.6
Long-term liabilities	97.2	127.5	129.6

Total liabilities assumed	2,045.2	1,962.4	2,612.7

Net assets acquired	$9,761.2	$9,093.1	$8,774.0

The accompanying notes are an integral part of these special purpose combined financial statements.

Global Generics Business and Certain Other Assets of Allergan plc

Special Purpose Combined Statements of Revenues and Direct Expenses for the nine months ended September 30, 2015 and 2014 (unaudited) and the years ended December 31, 2014, 2013 and 2012

($ in millions)	Nine Months Ended September 30,		Years Ended December 31,
	2015 (unaudited)	2014 (unaudited)	2014	2013	2012
Net revenues	$4,637.5	$4,700.9	$6,374.0	$6,134.9	$4,325.5
Direct expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	2,245.4	2,276.5	3,088.9	3,304.3	2,440.3
Research and development	322.4	353.8	482.1	425.6	255.6
Selling and marketing	431.2	482.5	650.3	645.5	283.6
General and administrative	504.2	403.8	534.2	580.2	373.8
Amortization	422.8	499.3	652.1	538.9	427.3
Asset sales, impairments, and contingent consideration charges, net	54.1	19.5	19.5	901.7	149.6
Other expense/(income)	8.4	14.2	14.2	(38.4)	(146.1)

Total direct expenses	3,988.5	4,049.6	5,441.3	6,357.8	3,784.1

Revenues less direct expenses	$649.0	$651.3	$932.7	$(222.9)	$541.4

The accompanying notes are an integral part of these special purpose combined financial statements

NOTES TO THE SPECIAL PURPOSE COMBINED FINANCIAL STATEMENTS

NOTE 1 — Basis of Presentation

Background

Allergan plc (“Allergan” or the “Company”) is a global specialty pharmaceutical company engaged in the development, manufacturing, marketing, and distribution of brand name (“brand”, “branded” or “specialty brand”), medical aesthetics, generic, branded generic, biosimilar and over-the-counter (“OTC”) pharmaceutical products. The Company has operations in more than 100 countries. The Generics Business (defined below) is focused on maintaining a leading position within both the North American, and in particular, the United States (“U.S.”), market and key international markets and strengthening the Business’ global position by offering a consistent and reliable supply of quality products.

On July 26, 2015, the Company entered into a master purchase agreement (the “Teva Agreement”), under which Teva Pharmaceutical Industries Ltd. (“Teva”) agreed to acquire the Company’s global generic pharmaceuticals business and certain other assets (the “Generics Business” or the “Business”) for approximately $40.5 billion (the “Teva Transaction”). Under the Teva Agreement, upon the closing of the Teva Transaction, the Company will receive $33.75 billion in cash and approximately $6.75 billion in Teva stock in exchange for which Teva will acquire the Company’s global generic business, including the U.S. and international generic commercial units, Allergan’s third-party supplier Medis, Allergan’s global generic manufacturing operations, Allergan’s global generic R&D unit, Allergan’s international over-the-counter (OTC) commercial unit (excluding OTC eye care products) and some established international brands. The transaction is subject to customary closing conditions and is anticipated to close in the first quarter of 2016.

Basis of Presentation

The accompanying Special Purpose Combined Financial Statements (the “Financial Statements”) are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). These Financial Statements are based upon the Teva Agreement and relief from SEC Rule 3-05, Significant Acquisition Carve-out Financial Statement Reporting Requirements, obtained by Teva from the Securities and Exchange Commission. As a result of the Teva Agreement, the Company is divesting the stock of certain legal entities of the Business and certain product rights to Teva. These special purpose combined financial statements are not intended to be a complete presentation of financial position, results of operations, or cash flows of the Business in conformity with GAAP.

Due to the extent to which the Business has been integrated into Allergan during the periods required to be covered by the Financial Statements, the presentation of full or carve-out financial statements for the Business in accordance with the Securities and Exchange Commission’s Regulation S-X, including a reasonable and appropriate allocation of corporate overhead, interest and taxes, is impracticable. Thus, Statements of Net Assets Acquired and Statements of Revenues and Direct Expenses have been prepared.

The Financial Statements have been derived from the accounting records of Allergan using historical results of operations and financial position and only present the net assets acquired and the associated revenues and direct expenses, including certain allocated expenses, of the Business. The net assets acquired include legal entities transferred and assets specifically identified in the Teva Agreement.

All significant intercompany accounts and transactions within the Business have been eliminated.

The Financial Statements are not necessarily indicative of the results of operations or financial position that would have occurred if the Business had been an independent company.

Separate cash balances are not maintained for the Business. Cash receipts and disbursements relating to operations of the Business are aggregated with the cash activities for the entire corporation of Allergan.

The Business utilizes a centralized approach to cash management and financing of operations. The Business’s cash was available for use and was regularly transferred to centralized treasury at its discretion. Any cash required to fund the operations of the Business was obtained through Allergan’s centralized treasury function. As the Business has historically been managed as part of the operations of Allergan and has not been operated as a stand-alone entity, it is impractical to prepare historical cash flow information regarding the Business’ operating, investing, and financing cash flows. As such, Statements of Cash Flows are not presented.

The financial information as of September 30, 2015 and for the nine month periods ended September 30, 2015 and 2014 are unaudited. However, in the opinion of management, such information includes all adjustments (consisting solely of normal recurring adjustments) necessary for the fair statement of such financial information.

Allocation of Costs & Expenses

These Financial Statements include revenues generated by the Business, less expenses directly attributable to the Business, and allocations of direct operating costs incurred by Allergan relating to the Business. Direct expenses include such items as sales and marketing, depreciation, amortization, research and development, distribution, employee compensation and benefits for direct employees and any other expenses directly related to the Business. Direct expenses from Allergan were based upon certain designated costs and time spent by the respective departments directly supporting the Business.

The Financial Statements reflect a consistent application of methodology for each reporting period presented. Allocations of Allergan corporate overhead not directly related to the operations of the Business, as well as allocations of interest or income taxes, have been excluded from these financial statements.

The operations of the Business are included in the consolidated federal income tax return of Allergan in the U.S., to the extent appropriate, or are included in the state and local returns of certain other affiliates of Allergan. A provision for income taxes has not been presented in these Financial Statements as the Business has not operated as a standalone unit and no allocation of Allergan’s income tax provision/benefit has historically been made to the Business per above. While the allocation of the provision for income taxes was impractical, Teva will be acquiring or assuming certain income tax assets and liabilities which have been reflected in these Financial Statements. The Business determined the deferred tax assets and liabilities based on the differences between the financial reporting and tax basis of assets and liabilities measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Business recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first financial reporting period in which that threshold is no longer met. The Business evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Business’ forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets.

There was no direct interest expense incurred by or allocated to the Business as no third party debt will be transferred under the Teva Agreement; therefore, no interest expense has been reflected in these financial statements.

NOTE 2 — Summary of Significant Accounting Policies

Use of Estimates

Management is required to make certain estimates and assumptions in order to prepare the Financial Statements in conformity with GAAP. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the Financial Statements and accompanying notes. The Business’ most significant estimates relate to the determination of SRA’s (defined below) included within either accounts receivable or accrued liabilities, the valuation of inventory balances, the determination of useful lives for intangible assets, and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment. Actual results could differ from those estimates. Also, as discussed in Note 1, the Financial Statements include estimates that are not necessarily indicative of the amounts that would have resulted if the Business had been operated as a stand-alone entity.

Foreign Currency Translation

For most of the Business’ international operations, the local currency has been determined to be the functional currency. The results of its non-U.S. dollar based operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date.

The Business realizes foreign currency gains / (losses) in the normal course of business based on movement in the applicable exchange rates. These gains / (losses) are included as a component of general and administrative expenses.

Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work in process. Inventory includes product pending approval by the U.S. Food and Drug Administration (“FDA”), by other regulatory agencies or product that has not been launched due to contractual restrictions. This inventory consists of generic pharmaceutical products that are capitalized only when the bioequivalence of the product is demonstrated or the product has already received regulatory approval and is awaiting a contractual triggering event to enter the marketplace. Inventory also includes pharmaceutical products which represent FDA approved indications. Inventory valuation reserves are established based on a number of factors/situations including, but not limited to, raw materials, work in process, or finished goods not meeting product specifications, product obsolescence, or application of the lower of cost (first-in, first-out method) or market (net realizable value) concepts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. At the time property, plant and equipment are retired from service, the cost and accumulated depreciation is removed from the respective accounts.

Depreciation expense is computed principally on the straight-line method, over the estimated useful lives of the related assets. The following table provides the range of estimated useful lives used for each asset type:

Computer software / hardware (including internally developed)	3-10 years
Machinery and equipment	3-15 years
Research and laboratory equipment	3-10 years
Furniture and fixtures	3-10 years
Buildings, improvements, leasehold improvements and other	4-50 years
Transportation equipment	3-20 years

The Business assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.

Goodwill and Intangible Assets with Indefinite-Lives

The Business tests goodwill and intangible assets with indefinite-lives for impairment annually in the second quarter by comparing the fair value of each of the Business’ reporting units to the respective carrying value of the reporting units. Additionally, the Business may perform interim tests if an event occurs or circumstances change that could potentially reduce the fair value of a reporting unit below its carrying amount. The Business has determined that it has one segment (the Global Generics Business) and multiple reporting units. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units based on historical amounts by acquisition.

Goodwill is considered impaired if the carrying amount of the net assets exceeds the fair value of the reporting unit. Impairment, if any, would be recorded in operating income and this could result in a material reduction in revenues less expenses.

During the second quarter of 2013, the Business completed an extensive review of its operating businesses, including exploring options for addressing overall profitability of seven Western European commercial operations consisting of, among other things, restructuring their operations, refocusing their activities on specific sub-markets, as well as potential divestitures of such businesses to other third parties. The potential impact of these conditions was considered in the Business’ projections when determining the indicated fair value of its then current reporting units for the impairment tests that were performed during the second quarter of 2013. Upon completion of step one of the impairment analysis for each of the Business’ reporting units, it was concluded that the fair value of the then current Actavis Pharma — Europe reporting unit was below its carrying value including goodwill. The fair value of the Business’ reporting units was estimated based on a discounted cash flow model using management’s business plans and projections as the basis for expected future cash flows for approximately five years and residual growth rates ranging from 2% to 4% thereafter. Management believes that the assumptions it used for the impairment tests performed are consistent with those that would be utilized by a market participant in performing a similar valuation of its reporting units. A separate discount rate was utilized for each reporting unit that was derived from published sources and, on a weighted average basis, a discount rate of 8% was utilized using the Business’ weighted average cost of risk of the reporting unit and the rate of return a market participant would expect. As a result of completing step two of the Business’ impairment analysis, the Business recorded an impairment of the then current Actavis Pharma — Europe reporting unit of $647.5 million, recorded within asset sales, impairments, and contingent consideration charges, net representing primarily all of the goodwill allocated to this reporting unit, in the year ended December 31, 2013.

Acquired in-process research and development (“IPR&D”) intangible assets represent the value assigned to acquired research and development projects that, as of the date acquired, represent the right to develop, use, sell and/or offer for sale a product or other intellectual property that the Business has acquired with respect to products and/or processes that have not been completed or approved. The IPR&D intangible assets are subject to impairment testing until completion or abandonment of each project. Upon abandonment, the assets are impaired. Impairment testing requires the development of significant estimates and assumptions involving the determination of estimated net cash flows for each year for each project or product (including net revenues, cost of sales, research and development (“R&D”) costs, selling and marketing costs and other costs which may be allocated), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. Changes in these assumptions or uncertainties could result in future impairment charges. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

Upon successful completion of each project and approval of the product, the Business will make a separate determination of the useful life of the intangible, transfer the amount to currently marketed products and amortization expense will be recorded over the estimated useful life.

Included in the year-ended December 31, 2012 is a non-cash impairment charge related to product rights and IPR&D intangible assets acquired in connection with the Specifar acquisition ($117.8 million, of which $101.0 million related to IPR&D and $16.8 million related to product rights), recorded within asset sales, impairments, and contingent consideration charges, net.

Revenue Recognition

General

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, the seller’s price to the buyer to be fixed or determinable and the completion of all performance obligations. The Business warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: chargebacks, trade discounts, billback adjustments, sales returns and allowances, commercial and government rebates, customer loyalty programs and fee-for-service arrangements with certain distributors, which are referred to in the aggregate as “SRA” allowances.

Royalty and commission revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

Provisions for SRAs

As is customary in the pharmaceutical industry, the Business’ gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Business recognizes gross revenue from the sale of products, an estimate of SRA is recorded, which reduces the gross product revenues. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the SRA amount. These provisions are estimated based on historical payment experience, historical relationship of the deductions to gross product revenues, government regulations, estimated utilization or redemption rates, estimated customer inventory levels and current contract sales terms with direct and indirect customers. The estimation process used to determine the Business’ SRA provision has been applied on a consistent basis and no material revenue adjustments have been necessary to increase or decrease the Business’ reserves for SRA as a result of a significant change in underlying estimates. The Business uses a variety of methods to assess the adequacy of the SRA reserves to ensure that the Business’ financial statements are fairly stated. This includes periodic reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the SRA reserves.

Chargebacks — A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid by the Business’ wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at certain contract prices. The Business validates the chargeback accrual quarterly through a review of the inventory reports obtained from the Business’ largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Business’ chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates — Rebates include volume related incentives to direct and indirect customers, third-party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold into trade by the Business. Volume rebates are generally offered to customers as an incentive to use the Business’ products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third-party rebates is estimated based on the Business’ customers’ contracted rebate programs and the Business’ historical experience of rebates paid. Any significant changes to the Business’ customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states / authorities, contractual terms and government regulations. We monitor legislative changes to determine what impact such legislation may have on the Business’ provision.

Cash Discounts — Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts is estimated based upon invoice billings, utilizing historical customer payment experience. The Business’ experience of payment history is fairly consistent and most customer payments qualify for the cash discount. Accordingly, the Business’ reserve for cash discounts is readily determinable.

Returns and Other Allowances — The Business’ provision for returns and other allowances include returns, pricing adjustments, promotional allowances and billback adjustments.

Consistent with industry practice, the Business maintains a returns policy that allows customers to return product for a credit. In accordance with the Business’ policy, credits for customer returns of products are applied against outstanding account activity or are settled in cash. Product exchanges are not permitted. Customer returns of product are generally not resalable. The Business’ estimate of the provision for returns is based upon historical experience and current trends of actual customer returns.

Additionally, the Business considers other factors when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

Pricing adjustments, which includes shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to the Business’ direct customers. Shelf stock adjustments are based upon the amount of product the Business’ customers have in their inventory at the time of an agreed-upon price reduction. The provision for shelf stock adjustments is based upon specific terms with the Business’ direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. The Business regularly monitors all price changes to evaluate the Business’ reserve balances. The adequacy of these reserves is readily determinable as pricing adjustments and shelf stock adjustments are negotiated and settled on a customer-by-customer basis.

Promotional allowances are credits that are issued in connection with a product launch or as an incentive for customers to carry the Business’ product. The Business establishes a reserve for promotional allowances based upon contractual terms.

Billback adjustments are credits that are issued to certain customers who purchase directly from the Business as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price. The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase product directly from us and supplement their purchases indirectly through the Business’ wholesale customers.

Accounts receivable balances in the Business’ consolidated financial statements are presented net of SRA estimates. SRA balances in accounts receivable were $956.4 million (unaudited), $1,294.6 million and $1,029.0 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. SRA balances within accounts payable and accrued expenses were $379.2 million (unaudited), $397.4 million and $420.4 million at September 30, 2015, December 31, 2014 and December 31, 2013, respectively. The provision to reduce gross product sales to net product sales was $6,834.9 million, $5,110.8 million and $3,113.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. The provision to reduce gross product sales to net product sales was $6,455.9 million (unaudited) and $4,776.6 million (unaudited) for the nine months ended September 30, 2015 and 2014 respectively.

Litigation and Contingencies

The Business is involved in various legal proceedings in the normal course of its business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. Additionally, the Business, in consultation with its counsel, assesses the need to record a liability for contingencies on a case-by-case basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 450 “Contingencies” (“ASC 450”). Accruals are recorded when the Business determines that a loss related to a matter is both probable and reasonably estimable. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Acquired contingencies in business combinations are recorded at fair value to the extent determinable, otherwise in accordance ASC 450.

R&D Activities

R&D activities are expensed as incurred and consist of self-funded R&D costs, the costs associated with work performed under collaborative R&D agreements, regulatory fees, and milestone payments, if any. R&D expenses consist predominantly of personnel-related costs, API costs, contract research, and biostudy, clinical and facilities costs associated with development.

Retirement and Benefit Plans

Certain employees are covered under various retirement, medical, pension and share-based payment plans that are sponsored by Allergan or its affiliates. Direct benefit expenses associated with these plans are charged to the Business and are included in the Combined Statements of Revenues and Direct Expenses. The expenses associated with these plans for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012 were not material.

Restructuring Costs

The Business records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee severance costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. The Business also incurs costs with contract terminations and costs of transferring products as part of restructuring activities. Restructuring expenses for the nine months ended September 30, 2015 and 2014 were $108.3 million (unaudited) and $30.9 million (unaudited), respectively, and for the years ended December 31, 2014, 2013 and 2012 were $77.4 million, $73.8 million and $19.1 million, respectively.

Income Taxes

The financial statements do not include a tax provision, however, certain deferred tax assets and liabilities are included as part of the Transaction since they are related to the legal entities being acquired by Teva. The primary deferred tax assets and liabilities relate to inventory, property plant and equipment, intangible assets and tax loss carryforwards. Furthermore, the Business has included uncertain tax positions in other taxes payable and the deferred tax accounts, where appropriate.

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” Under the new guidance, a disposal of a component of an entity or group of components of an entity that represents a strategic shift that has, or will have, a major effect on operations and financial results is a discontinued operation when any of the following occurs: (i) it meets the criteria to be classified as held for sale, (ii) it is disposed of by sale, or (iii) it is disposed of other than by sale. Also, a business that, on acquisition, meets the criteria to be classified as held for sale is reported in discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations, as well as disclosure of the pre-tax profit or loss attributable to a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation. The guidance is effective prospectively for all disposals (or classifications as held for sale) of components of an entity and all businesses that, on acquisition, are classified as held for sale, that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this guidance did not have a material impact on the Business’ financial position as of December 31, 2014 or results of operations for the year ended December 31, 2014, however future transactions may be impacted.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”) and the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standards (“IFRS”) 15, “Revenue from Contracts with Customers.” The issuance of these documents completes the joint effort by the FASB and the IASB to improve financial reporting by creating common revenue recognition guidance for GAAP and IFRS. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). ASU 2014-09 will supersede the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition — Construction-Type and Production-Type Contracts.” In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment,” and intangible assets within the scope of Topic 350, “Intangibles — Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Business is evaluating the impact, if any, this pronouncement will have on future financial positions and results of operations.

NOTE 3 — Acquisitions and Other Agreements

During the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, the Business had the following material transactions:

2015 Transactions

The following are the material transactions that were entered into / completed in the nine months ended September 30, 2015.

Auden Mckenzie

On May 29, 2015 the Business acquired Auden Mckenzie Holdings Limited (“Auden”), a company specializing in the development, licensing and marketing of niche generic medicines and proprietary brands in the United Kingdom (“UK”) and across Europe for approximately 323.7 million British Pounds, or $495.9 million (the “Auden Acquisition”). The assets acquired and liabilities assumed are included in the Teva Transaction. A preliminary allocation of the purchase price resulted in approximately $381.0 million of intangible assets, $123.3 million of goodwill, and $17.3 million of contingent consideration included in the Business’ Financial Statements.

Australia

On May 1, 2015, the Business divested its Australian generics business to Amneal Pharmaceuticals LLC for upfront consideration of $5.0 million plus future royalties, (the “Australia Transaction”). The Business impaired intangible assets of $36.1 million and miscellaneous assets and goodwill allocated to the business of $2.5 million in the nine months ended September 30, 2015. The impairment was recorded in the Business’ Financial Statements.

2014 Transactions

The following are the material transactions that were completed in the year ended December 31, 2014.

Forest Laboratories

On July 1, 2014, Allergan acquired Forest Laboratories, Inc. (“Legacy Forest”) for $30.9 billion including outstanding indebtedness assumed of $3.3 billion, equity consideration of $20.6 billion, which includes outstanding equity awards, and cash consideration of $7.1 billion (the “Forest Acquisition”). A portion of the acquired assets acquired relating to Legacy Forest’s international business is being divested as part of the Teva Transaction, including $621.0 million of intangible assets.

Silom Medical Company

On April 1, 2014, the Business acquired Silom Medical Company (“Silom”), a privately held generic pharmaceutical company focused on developing and marketing therapies in Thailand, for consideration of approximately $103.0 million in cash (the “Silom Acquisition”). The Silom Acquisition expanded the Business’ position in the Thai generic pharmaceutical market, with leading positions in the ophthalmic and respiratory therapeutic categories and a strong cardiovascular franchise. As a result of the Silom Acquisition, the Business acquired intangible assets of $64.0 million and goodwill of $20.0 million. The assets acquired and liabilities assumed are included in the Teva Transaction.

Lincolnton Manufacturing Facility

During the second quarter of 2014, the Business sold its Lincolnton manufacturing facility to G&W NC Laboratories, LLC (“G&W”) for $21.5 million. In addition, the Business and G&W entered into a supply agreement, whereby G&W will supply the Business product during a specified transition period. The Business allocated the fair value of the consideration to the business sold of $25.8 million and the supply agreement, which resulted in a prepaid asset to be amortized into cost of sales over the transition period of $4.3 million. As a result of the final sales terms, the Business recorded a gain on business sold of $0.9 million during the year ended December 31, 2014.

Corona Facility

During the year ended December 31, 2014, we held for sale assets in our Corona, California manufacturing facility. As a result, the Business recognized an impairment charge of $20.0 million in the year ended December 31, 2014, which was recorded in asset sales, impairments, and contingent consideration charges, net. As of December 31, 2014, the assets held for sale relating to Corona were $36.2 million.

2013 Transactions

The following are the material transactions that were completed in the year ended December 31, 2013.

Actavis (Foshan) Pharmaceuticals Co., Ltd. Assets Held for Sale

During the year ended December 31, 2013, the Business held its Chinese subsidiary, Actavis (Foshan) Pharmaceuticals Co., Ltd., for sale, which resulted in an impairment charge of $8.4 million in the fourth quarter of 2013. On January 24, 2014, the Business completed an agreement with Zhejiang Chiral Medicine Chemicals Co., Ltd to acquire its interest in Foshan. As of December 31, 2013, the assets held for sale relating to the transaction were $14.8 million and liabilities held for sale of $3.7 million.

Western European Divestiture

During the year ended December 31, 2013, the Business held for sale its then current commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights. The Business believes that the divestiture allowed the Business to focus on faster growth markets including Central and Eastern Europe, and other emerging markets which we believe will enhance the Business’ long-term strategic objectives. On January 17, 2014, the Business announced the Business’ intention to enter into an agreement with Aurobindo Pharma Limited (“Aurobindo”) to sell these businesses. On April 1, 2014, the Business completed the sale of the assets in Western Europe.

In connection with the sale of the Business’ Western European assets, the Business entered into a supply agreement whereby the Business will supply product to Aurobindo over a period of five years. In the second quarter of 2014, the Business allocated the fair value of the consideration for the sale of the Western European assets of $65.0 million to each element of the agreement, including the supply of product.

As a result of the transactions, the Business recognized a loss on the net assets held for sale of $34.3 million in the year ended December 31, 2013. In addition, the Business recognized a loss on the disposal of the assets in the year ended December 31, 2014 of $20.9 million and deferred revenue of $10.1 million to be recognized over the course of the supply agreement. As of December 31, 2013, the assets held for sale relating to the transaction were $256.2 million and liabilities held for sale of $242.9 million.

Warner Chilcott Acquisition

On October 1, 2013, the Company completed the Warner Chilcott Acquisition in a stock for stock transaction for a value, including the assumption of debt, of $9.2 billion. As part of the transaction, the Company acquired an established brands business in Europe as well as manufacturing facilities including Puerto Rico and Larne, Northern Ireland, all of which are being divested as part of the Teva Transaction as well as intangible assets valued at approximately $395.0 million at the time of acquisition.

2012 Transactions

The following are the material transactions that were completed in the year ended December 31, 2012.

Actavis Group Acquisition

On October 31, 2012, Allergan completed the acquisition of the Actavis Group for a cash payment of €4.2 billion, or approximately $5.5 billion. The purchase price allocation, which primarily relates to the Business, resulted in approximately $2,541.0 million of intangible assets and $2,868.8 million in goodwill. Actavis Group was a privately held generic pharmaceutical company specializing in the development, manufacture and sale of generic pharmaceuticals. The year ended December 31, 2013 included a charge within Asset sales, impairments, and contingent consideration charges, net associated with the issuance of contingent purchase consideration associated with the acquisition of the Actavis Group of $150.3 million and in the year ended December 31, 2012 an impairment charge related to a manufacturing facility in Greece of $40.7 million. In the year ended December 31, 2012 the business recorded a gain of $24.0 million due to the sale of divested products within other expense/(income).

Rugby OTC Business

On October 29, 2012, the Business sold our Rugby Group, Inc. (“Rugby”) OTC pharmaceutical products and trademarks to the Harvard Drug Group, L.L.C. for $116.6 million. In connection with the sale of the Rugby assets, we recorded a gain of $88.7 million in other income (expense) in the year ended December 31, 2012.

NOTE 4 — Related Party Transactions

Related party balances are as follows ($ in millions):

	Nine Months Ended September 30, 2015 (unaudited)	Nine Months Ended September 30, 2014 (unaudited)	December 31, 2014	December 31, 2013	December 31, 2012
Related party sales and cost of sales	$51.1	$47.6	$75.6	$55.1	$64.0

Allergan plc has a separate segment — Anda Distribution, which distributes generic and branded pharmaceutical products manufactured by third parties, as well as by the Company and the Business, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. Most of the inventory in the Anda Distribution operations are from third party manufacturers, however, Anda Distribution also distributes some of the Business’ products and some products of collaboration partners of the Company. The Business determined that Anda Distribution is a related party as Anda Distribution distributes certain of the Business’ products, and as such, has included the sales and cost of sales information above. Product sales and cost of sales of the Business are sold to Anda Distribution at cost. No related party receivables or payables related to the Anda Distribution relationship have been included in the Statement of Net Assets Acquired as they will not be transferred under the Teva Agreement.

Allergan plc will also have continuing involvement with Teva after the close of the transaction. As a result of the Teva Transaction, the Company will hold an approximate 10% equity stake in Teva, continue to distribute Teva products through the Anda Distribution segment, and purchase product manufactured by Teva for sale in Allergan plc’s US Brands segment as part of ongoing transitional service and contract manufacturing agreements.

NOTE 5 — Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work-in-process.

Inventories consisted of the following ($ in millions):

	September 30, 2015 (unaudited)	December 31, 2014	December 31, 2013
Raw materials	$404.2	$420.7	$409.2
Work-in-process	138.7	123.0	126.3
Finished goods	735.9	660.6	708.1
Less: inventory reserves	(115.7)	(113.4)	(123.3)

Inventories	$1,163.1	$1,090.9	$1,120.3

NOTE 6 — Property, plant and equipment, net

Property, plant & equipment, net consisted of the following ($ in millions):

	September 30, 2015 (unaudited)	December 31, 2014	December 31, 2013
Machinery and equipment	$861.3	$824.1	$819.9
Land, building and leasehold improvements	745.9	865.5	910.4
Other assets	442.2	415.1	483.0
Construction in process	181.1	114.1	136.7

Total property, plant and equipment	2,230.5	2,218.8	2,350.0

Less: accumulated depreciation and impairments	(921.2)	(907.5)	(892.4)

Property, plant and equipment, net	$1,309.3	$1,311.3	$1,457.6

Depreciation expense was $159.6 million, $166.9 million and $83.9 million in the years ended December 31, 2014, 2013 and 2012, respectively. Depreciation expense was $112.0 million (unaudited) and $124.8 million (unaudited) for the nine months ended September 30, 2015 and 2014, respectively.

NOTE 7 — Product Rights and Other Intangible Assets

Product Rights and Other Intangible Assets

Product rights and other intangible assets have been acquired through various business combinations and asset acquisitions. Product rights and other intangible assets consisted of the following ($ in millions):

Cost Basis	September 30, 2015 (unaudited)	December 31, 2014	December 31, 2013
Total definite-lived intangible assets	$5,172.5	$5,140.4	$4,663.4
Total indefinite-lived intangible assets	$166.3	$184.1	$218.6

Total product rights and related intangibles	$5,338.8	$5,324.5	$4,882.0

Accumulated Amortization	September 30, 2015 (unaudited)	December 31, 2014	December 31, 2013
Total definite-lived intangible assets	$(2,484.2)	$(2,226.8)	$(1,685.5)

Net Product Rights and Other Intangibles	$2,854.6	$3,097.7	$3,196.5

The Business re-evaluates the carrying value of identifiable intangible and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Business continually evaluates the appropriateness of useful lives assigned to long-lived assets, including product rights.

Amortization expense was $652.1 million, $538.9 million and $427.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Amortization expense was $422.8 million (unaudited) and $499.3 million (unaudited) for the nine months ended September 30, 2015 and 2014, respectively.

Assuming no additions, disposals or adjustments are made to the carrying value and/or useful lives of the intangible assets, annual amortization expense on product rights and other related intangibles as of September 30, 2015 over the remainder of 2015 and each of the next five years is estimated to be as follows ($ in millions):

Amortization Expense
2015 Remaining	$140.3
2016	$507.0
2017	$475.3
2018	$394.3
2019	$314.0
2020	$189.8

The above amortization expense is an estimate. Actual amounts may change for such estimated amounts due to fluctuations in foreign currency rates, additional intangible asset acquisitions, finalization of preliminary fair value estimates, potential impairments, accelerated amortization or other events.

NOTE 8 — Accounts Payables and Accrued Expenses

Accounts payable and accrued expenses consisted of the following ($ in millions):

	September 30, 2015 (unaudited)	December 31, 2014	December 31, 2013
Accrued third-party rebates and indirect returns	$379.2	$397.4	$420.4
Litigation-related reserves and legal fees	127.8	156.7	138.2
Accrued payroll and related benefits	130.2	179.1	166.8
Royalties Payable	92.8	83.5	108.4
Other accrued expenses	333.4	253.7	314.8

Total accrued expenses	$1,063.4	$1,070.4	$1,148.6

Accounts Payable	279.7	317.3	251.5

Total accounts payable and accrued expenses	$1,343.1	$1,387.7	$1,400.1

NOTE 9 — Commitments and Contingencies

Legal Matters

The Business is involved in various disputes, governmental and/or regulatory inspections, inquiries, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Business, its results of operations, financial condition and cash flows. The Business’ general practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when losses are probable and reasonably estimable.

The Business evaluates, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued. As of September 30, 2015, December 31, 2014, and 2013, the Business’ Financial Statements included accrued loss contingencies of approximately $130.0 million (unaudited), $150.0 million and $175.0 million, respectively.

The Business’ legal proceedings range from cases brought by a single plaintiff to mass tort actions and class actions with thousands of putative class members. These legal proceedings, as well as other matters, involve various aspects of the business and a variety of claims (including, but not limited to, antitrust, product liability, and patent infringement), some of which present novel factual allegations and/or unique legal theories. In addition, a number of the matters pending against us are at very early stages of the legal process (which in complex proceedings of the sort faced by us often extend for several years). As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss. In those proceedings in which plaintiffs do request publicly quantified amounts of relief, the Business does not believe that the quantified amounts are meaningful because they are merely stated jurisdictional limits, exaggerated and/or unsupported by the evidence or applicable burdens of proof.

Antitrust Litigation

Actos® Litigation. On December 31, 2013, two putative class actions, on behalf of putative classes of indirect purchaser plaintiffs, were filed in the federal court for the Southern District of New York against Actavis plc and certain of its affiliates alleging that Watson Pharmaceuticals, Inc.’s (“Watson”, now known as Actavis, Inc.) 2010 patent lawsuit settlement with Takeda Pharmaceutical, Co. Ltd. related to Actos® (pioglitazone hydrochloride and metformin “Actos®”) is unlawful. Several additional complaints have also been filed. Plaintiffs then filed a consolidated, amended complaint on May 20, 2014. The amended complaint generally alleges an overall scheme that included Watson improperly delaying the launch of its generic version of Actos® in exchange for substantial payments from Takeda in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and unspecified damages. Defendants have moved to dismiss the amended complaint. On September 23, 2015, the court granted the motion to dismiss the indirect purchasers’ complaint in its entirety. In May 2015, two additional putative class action complaints, each of which makes similar allegations against the Company and Takeda, were filed by plaintiffs on behalf of a putative class of direct purchasers.

The Business believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Business and could have a material adverse effect on the Business’ results of operations, financial condition and cash flows.

AndroGel® Litigation. On January 29, 2009, the U.S. Federal Trade Commission and the State of California filed a lawsuit in federal district court in California alleging that the September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”), related to AndroGel® 1% (testosterone gel) CIII is unlawful. The complaint generally alleged that Watson improperly delayed its launch of a generic version of AndroGel® in exchange for Solvay’s agreement to permit Watson to co-promote AndroGel® for consideration in excess of the fair value of the services provided by Watson, in violation of federal and state antitrust and consumer protection laws. The complaint sought equitable relief and civil penalties. On February 2 and 3, 2009, three separate lawsuits alleging similar claims were filed in federal district court in California by various private plaintiffs purporting to represent certain classes of similarly situated claimants. On April 8, 2009, the Court transferred the government and private cases to the United States District Court for the Northern District of Georgia. The FTC and the private plaintiffs filed amended complaints on May 28, 2009. The private plaintiffs amended their complaints to include allegations concerning conduct before the U.S. Patent and Trademark Office (the “USPTO”), conduct in connection with the listing of Solvay’s patent in the FDA “Orange Book,” and sham litigation. Additional actions alleging similar claims have been filed in various courts by other private plaintiffs purporting to represent certain classes of similarly situated direct or indirect purchasers of AndroGel®. The Judicial Panel on Multidistrict Litigation (“JPML”) transferred all federal court actions then pending outside of Georgia to that district. The district court then granted the Company’s motion to dismiss all claims except the private plaintiffs’ sham litigation claims. After the dismissal was upheld by the Eleventh Circuit Court of Appeals, the FTC petitioned the United States Supreme Court to hear the case. On June 17, 2013, the Supreme Court issued a decision, holding that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review and ordered the case remanded (the “Supreme Court AndroGel Decision”). The case in now back in the district court in Georgia August 5, 2014 the indirect purchaser plaintiffs filed an amended complaint which the Company answered on September 15, 2014.

The Business believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Business and could have a material adverse effect on the Business’ results of operations, financial condition and cash flows.

Cipro® Litigation. Beginning in July 2000, a number of suits were filed against Watson and certain Company affiliates including The Rugby Group, Inc. (“Rugby”) in various state and federal courts alleging claims under various federal and state competition and consumer protection laws. The actions generally allege that the defendants engaged in unlawful, anticompetitive conduct in connection with alleged agreements, entered into prior to Watson’s acquisition of Rugby from Sanofi Aventis (“Sanofi”), related to the development, manufacture and sale of the drug substance ciprofloxacin hydrochloride, the generic version of Bayer’s brand drug, Cipro®. The actions generally seek declaratory judgment, damages, injunctive relief, restitution and other relief on behalf of certain purported classes of individuals and other entities. While many of these actions have been dismissed, actions remain pending in various state courts, including California, Kansas, Tennessee, and Florida. There has been activity in Tennessee and Florida since 2003. In the action pending in Kansas, plaintiffs’ motion for class certification has been fully briefed. In the action pending in the California state court, following the decision from the United States Supreme Court in the Federal Trade Commission v. Actavis matter involving AndroGel®, described above, Plaintiffs and Bayer announced that they reached an agreement to settle the claims pending against Bayer and Bayer has now been dismissed from the action. Plaintiffs are continuing to pursue claims against the generic defendants, including Watson and Rugby. The remaining parties submitted letter briefs to the court regarding the impact of the Supreme Court AndroGel Decision and on May 7, 2015, the California Supreme Court issued a ruling, consistent with the Supreme Court AndroGel Decision discussed above, that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review.

In addition to the pending actions, the Company understands that various state and federal agencies are investigating the allegations made in these actions. Sanofi has agreed to defend and indemnify Watson and its affiliates in connection with the claims and investigations arising from the conduct and agreements allegedly undertaken by Rugby and its affiliates prior to Watson’s acquisition of Rugby, and is currently controlling the defense of these actions.

Lidoderm® Litigation. On November 8, 2013, a putative class action was filed in the federal district court against Actavis, Inc. and certain of its affiliates alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals, Inc. related to Lidoderm® (lidocaine transdermal patches, “Lidoderm®”) is unlawful. The complaint, asserted on behalf of putative classes of direct purchaser plaintiffs, generally alleges that Watson improperly delayed launching generic versions of Lidoderm® in exchange for substantial payments from Endo in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and damages. Additional lawsuits containing similar allegations have followed on behalf of other classes of putative direct purchasers and suits have been filed on behalf of putative classes of end-payer plaintiffs. The Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. On April 3, 2014 the JPML consolidated the cases in federal district court in California. Defendants filed motions to dismiss each of the plaintiff classes’ claims. On November 17, 2014, the court issued an order granting the motion in part but denying it with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed an amended, consolidated complaint on December 19, 2014. Defendants have responded to the amended consolidated complaint. On March 5, 2015, a group of five retailers filed a civil antitrust complaint in their individual capacities regarding Lidoderm® in the same court where it was consolidated with the direct and indirect purchaser class complaints. The retailer complaint recites similar facts and asserts similar legal claims for relief to those asserted in the related cases described above. The five retailers amended their complaint on July 27, 2015.

The Business believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Business and could have a material adverse effect on the Business’ results of operations, financial condition and cash flows.

Loestrin® 24 Litigation. On April 5, 2013, two putative class actions were filed in the federal district court against Actavis, Inc. and certain affiliates alleging that Watson’s 2009 patent lawsuit settlement with Warner Chilcott related to Loestrin® 24 Fe (norethindrone acetate/ethinyl estradiol tablets and ferrous fumarate tablets, “Loestrin® 24”) is unlawful. The complaints, both asserted on behalf of putative classes of end-payors, generally allege that Watson and another generic manufacturer improperly delayed launching generic versions of Loestrin® 24 in exchange for substantial payments from Warner Chilcott, in violation of federal and state antitrust and consumer protection laws. The complaints each seek declaratory and injunctive relief and damages. Additional complaints have been filed by different plaintiffs seeking to represent the same putative class of end-payors. In addition to the end-payor suits, two lawsuits have been filed on behalf of a class of direct payors. The Company anticipates additional claims or lawsuits based on the same or similar allegations. After a hearing on September 26, 2013, the JPML issued an order transferring all related Loestrin® 24 cases to the federal court for the District of Rhode Island. On September 4, 2014, the court granted the defendants’ motion to dismiss the complaint. The plaintiffs are appealing the district court’s decision to the First Circuit Court of Appeals.

The Business believes it has substantial meritorious defenses and intends to defend itself vigorously including in the appeal of the district court’s decision granting the Company’s motion to dismiss. However, these actions, if successful, could adversely affect the Business and could have a material adverse effect on the Business’s results of operations, financial condition and cash flows.

FDA Litigation

In May 2002, Company subsidiary Watson Laboratories, Inc. reached an agreement with the FDA on the terms of a consent decree with respect to its Corona, California manufacturing facility. The court approved the consent decree on May 13, 2002 (United States of America v. Watson Laboratories, Inc., et. al., United States District Court for the Central District of California, EDCV-02-412-VAP). The consent decree applies only to the Company’s Corona, California facility and not other manufacturing sites. The decree requires that the Corona, California facility complies with the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.

Pursuant to the agreement, the Company hired an independent expert to conduct inspections of the Corona facility at least once each year. In February 2014, the independent expert concluded its most recent inspection of the Corona facility. At the conclusion of the inspection, the independent expert reported its opinion to the FDA that, based on the findings of the audit of the facility, the FDA’s applicable cGMP requirements, applicable FDA regulatory guidance, and the collective knowledge, education, qualifications and experience of the expert’s auditors and reviewers, the systems at the Corona facility audited and evaluated by the expert are in compliance with the FDA’s cGMP regulations. However, the FDA is not required to accept or agree with the independent expert’s opinion. The FDA has conducted periodic inspections of the Corona facility since the entry of the consent decree, and concluded its most recent general cGMP inspection in April 2014. At the conclusion of the inspection, the FDA inspectors issued a Form 483 to the facility identifying certain observations concerning the instances where the facility failed to follow cGMP regulations. The facility recently responded to the Form 483 observations. If in the future, the FDA determines that, with respect to its Corona facility, the Company has failed to comply with the consent decree or FDA regulations, including cGMPs, or has failed to adequately address the FDA’s inspectional observations, the consent decree allows the FDA to order a variety of actions to remedy the deficiencies. These actions could include ceasing manufacturing and related operations at the Corona facility, and recalling affected products. Such actions, if taken by the FDA, could have a material adverse effect on the Business, its results of operations, financial position and cash flows.

Patent Litigation

Oxymorphone Extended-Release Tablets (Generic version of Opana® ER). On December 11, 2012, Endo Pharmaceuticals Inc. (“Endo”) sued Actavis, Inc. and Actavis South Atlantic LLC (“Actavis South Atlantic”) in the United States District Court for the Southern District of New York, alleging that sales of the Company’s 7.5 mg and 15 mg oxymorphone extended-release tablets, generic versions of Endo’s Opana® ER, infringe U.S. Patent Nos. 7,851,482; 8,309,122; and 8,329,216. Thereafter, FDA approved Actavis’ 5 mg, 10 mg, 20 mg, 30 mg, and 40 mg oxymorphone extended-release tablets and Endo filed a motion for a preliminary injunction seeking to prevent Actavis from selling the new strengths. On September 12, 2013, the district court denied Endo’s motion for a preliminary injunction and Actavis immediately launched the new strengths. On March 31, 2014, the Federal Circuit reversed the district court’s denial of Endo’s motion for a preliminary injunction and remanded the matter to the district court for further consideration. On January 13, 2015, Endo dismissed its claims against Actavis concerning the ‘482 patent. Trial with respect to the ‘122 and ‘216 patents began on March 23, 2015 and concluded on April 24, 2015.On August 14, 2015, the court found the ‘122 and ‘216 patents valid and infringed and ordered Actavis to cease selling its generic product within 60 days. Actavis filed a motion to amend the judgment to remove the injunction on continuing sales. That motion is currently pending. On November 7, 2014, Endo and Mallinckrodt LLC sued Actavis and certain of its affiliates in the United States District Court for the District of Delaware, alleging that sales of the Company’s generic versions of Opana® ER, 5mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg and 40 mg, generic versions of Endo’s Opana® ER, infringe U.S. Patent Nos. 7,808,737 and 8,871,779, which Endo licensed from Mallinckrodt and the USPTO recently issued to or Endo, respectively. The case is currently pending, and trial is scheduled to begin on February 21, 2017. On September 23, 2015, the Magistrate Judge recommended granting Actavis’ motion to dismiss the ‘737 patent for invalidity/unpatentable subject matter. The Business believes it has substantial meritorious defenses to the case. However, the Business has sold and is continuing to sell its generic versions of Opana® ER. Therefore, an adverse final determination that one of the patents in suit is valid and infringed could have an adverse effect on the Business, results of operations, financial condition and cash flows.

Budesonide Inhalation Suspension (Generic version of Pulmicort Respules®). On March 19, 2008, AstraZeneca LP and AstraZeneca AB (“Astra”) sued Breath Limited in the United States District Court for the District of New Jersey, alleging that Breath’s filing of an ANDA for Budesonide Inhalation Suspension 0.25 mg/2 mL and 0.5 mg/2 mL, a generic version of Astra’s Pulmicort Respules product, infringe U.S. Patent Nos. 6,598,603 (“the ‘603 patent”); 6,899,099 (“the ‘099 patent”); and 7,524,834 (“the ‘834 patent”). On December 2, 2009, Watson Pharmaceuticals, Inc. (now known as Actavis, Inc.), acquired Breath Limited as part of its acquisition of the Arrow Group. On November 1, 2010, in connection with a preliminary injunction against Apotex Inc. and Apotex Corp., the Federal Circuit affirmed a district court decision that the asserted claims of the ‘099 patent are invalid. On April 1, 2013, the United States District Court for the District of New Jersey found the asserted claims of the ‘603 patent invalid and that Breath/Watson’s ANDA did not infringe the asserted claims of the ‘834 patent. On April 3, 2013, the district court entered an injunction preventing the launch of any generic product to allow Astra to file an appeal with the Federal Circuit. The Federal Circuit continued that injunction pending the appeal. On October 30, 2013, the Federal Circuit affirmed the district court’s finding that the asserted claims of the ‘603 patent are invalid, but reversed the district court’s non-infringement finding with respect to the ‘834 patent and remanded the case back to the district court for reconsideration and a new trial under a new claim construction for the term “micronized powder composition”. The second trial concluded on October 29, 2014, and the court heard closing arguments on January 29, 2015. On February 13, 2015, the district court found that the asserted claims of the ‘834 patent are invalid and denied Astra’s request for a permanent injunction. That same day, Astra filed a motion for an injunction pending appeal. The court denied Astra’s motion for an injunction that same day. On February 13, 2015, Actavis commercially launched the Breath/Watson approved product. On February 16, 2015, Astra filed a notice of appeal and filed with the Federal Circuit an emergency motion for an injunction pending appeal. On March 12, 2015, the Federal Circuit issued an order granting Astra’s motion for an injunction pending the appeal. On May 7, 2015, the Federal Circuit issued its decision affirming the district court’s decision that the asserted claims of the ‘834 patent are invalid and dissolving the March 12, 2015 injunction pending appeal. That same day, Actavis re-launched the Breath/Watson approved product. Astra did not file petition for rehearing in the Federal Circuit and the Mandate issued on June 18, 2015. The Business believes it has substantial meritorious defenses to the case. However, the Business has sold its generic versions of the 0.25 mg/2 mL and 0.5 mg/2 mL strengths of Pulmicort Respules. Therefore, an adverse final determination that ‘834 patent is valid and infringed could have an adverse effect on the Business, results of operations, financial condition and cash flows.

Product Liability Litigation

Alendronate Litigation. Beginning in 2010, approximately 130 product liability suits on behalf of approximately 175 plaintiffs have been filed against the Company and certain of its affiliates, including Cobalt Laboratories, as well as other manufacturers and distributors of alendronate for personal injuries including AFF and ONJ allegedly arising out of the use of alendronate. The actions are pending in various state and federal courts. Several of the cases were consolidated in an MDL proceeding in federal court in New Jersey. In 2012, the MDL court granted the Company’s motion to dismiss all of the cases then pending against the Company in the New Jersey MDL. The Third Circuit affirmed the dismissal. Any new cases against the Company filed in the MDL are subject to dismissal unless plaintiffs can establish that their claims should be exempted from the 2012 dismissal order. Other cases were consolidated in an MDL in federal court in New York, where the Company filed a similar motion to dismiss. The Court granted, in part, the motion to dismiss which has resulted in the dismissal of several other cases. The Company has also been served with nine cases that are part of a consolidated litigation in the California state court. In 2012, the California court partially granted a motion filed on behalf of all generic defendants seeking dismissal. Appeals in the California cases have been exhausted and the Company has not yet been able to determine how that will affect the cases filed against it. The remaining active cases are part of a mass tort coordinated proceeding in New Jersey state court. In the New Jersey proceeding, the Court granted, in part, a motion to dismiss. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Business cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Business and could have a material adverse effect on the Business’s results of operations, financial condition and cash flows.

Metoclopramide Litigation. Beginning in 2009, a number of product liability suits were filed against certain Company affiliates, including legacy Actavis and Watson companies, as well as other manufacturers and distributors of metoclopramide, for personal injuries allegedly arising out of the use of metoclopramide. Approximately 1,500 cases remain pending against Actavis, Watson and/or its affiliates in state and federal courts, representing claims by multiple plaintiffs. Discovery in these cases is in the preliminary stages as the Business is actively moving to dismiss the suits and either initiating or defending appeals on such motions. The Company believes that, with respect to the majority of the cases against the legacy Watson companies, it will be defended in and indemnified by Pliva, Inc., an affiliate of Teva, from whom the Company purchased its metoclopramide product line in late 2008. With respect to the cases pending against the legacy Actavis companies, the Company recently reached an agreement in principle to resolve the majority of the matters. The Business believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Business cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Business and could have a material adverse effect on the Business’s results of operations, financial condition and cash flows.

Propoxyphene Litigation. Beginning in 2011, a number of product liability suits were filed against Watson and certain of its affiliates, as well as other manufacturers and distributors of propoxyphene, for personal injuries including adverse cardiovascular events or deaths allegedly arising out of the use of propoxyphene. Cases are pending against Watson and/or its affiliates in various state and federal courts, representing claims by approximately 1,400 plaintiffs. A number of the cases were consolidated in an MDL in federal district court in Kentucky. On June 22, 2012, the MDL court granted the generic defendants’ joint motion to dismiss the remaining MDL cases. On June 27, 2014, the Sixth Circuit affirmed the district court’s dismissal. Plaintiffs did not file a petition for a writ of certiorari with the United States Supreme Court. In addition, approximately 35 cases were filed in California state court. These cases were removed to federal district courts and, after disputes over whether the cases should be remanded to state court, the Ninth Circuit Court of Appeals determined that the removals to federal court were proper. Many of the cases in California federal courts were transferred to the MDL in Kentucky. Once the remaining procedural matters are resolved, the defendants will file demurrers and motions to dismiss the remaining suits. In addition, approximately eight lawsuits have been filed in Oklahoma which plaintiffs are seeking to have remanded from federal to state court. The Business believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Business cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Business and could have a material adverse effect on the Business, results of operations, financial condition and cash flows.

Government Investigations, Government Litigation and Qui Tam Litigation

Actavis. On June 25, 2015, the Company received a subpoena from the U.S. Department of Justice (“DOJ”), Antitrust Division seeking information relating to the marketing and pricing of certain of the Business’ products and communications with competitors about such products. The Business intends to cooperate fully with the DOJ’s requests.

Patent Settlement Investigations. The Company and various of its affiliates have received letters and investigatory subpoenas from the U.S. Federal Trade Commission (“FTC”) indicating that the FTC is conducting a nonpublic investigations into certain agreements the Company have made to settle patent disputes with other brand and generic pharmaceutical companies. The Business is cooperating in responding to the investigations.

Governmental Reimbursement and Drug Pricing Investigations and Litigation. The Company has also received investigatory subpoenas from the U.S. Attorney’s Office and various state agencies requesting information and documents relating to certain categories of drug pricing including, but not limited to, Average Wholesale Price (“AWP”) and Wholesale Acquisition Cost (“WAC”). The Business intends to cooperate with this subpoena.

Beginning in 1999, the Company was informed by the DOJ that it, along with numerous other pharmaceutical companies, is a defendant in a qui tam action brought in 1995 under the U.S. False Claims Act. Since that time, the Company also received and responded to notices or subpoenas from the U.S. House Committee on Energy and Commerce as well as from Attorneys General of various states, including Florida, Nevada, New York, California and Texas, relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid. Other state and federal inquiries regarding pricing and reimbursement issues are anticipated.

The Company and certain of its subsidiaries have also been named as defendants in various lawsuits filed by numerous states and qui tam relators, including Wisconsin, Kentucky, Illinois, Mississippi, Missouri, South Carolina, Utah, Kansas and Louisiana. These actions allege generally that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of AWP that did not correspond to actual provider costs of prescription drugs. In 2011, Watson settled certain claims made against it by a relator in a qui tam action brought against the Company on behalf of the United States. The settlement of that qui tam action resolved all claims on behalf of the United States asserted in that action except for claims relating to the federal share of Medicaid payments made by the States of Alabama, Alaska, Kentucky, Idaho, Illinois, South

Carolina and Wisconsin. The Company subsequently settled all claims, including the claims on behalf of the United States, brought by Alabama. In addition, the Company has reached settlements with the states of the Louisiana, Missouri, Kansas and South Carolina. In addition, the Company has begun having discussions with the plaintiffs in the Illinois and Wisconsin actions about a possible resolution of those matters. The court in the Utah case dismissed that state’s claims against the Company. The case against Watson on behalf of Kentucky was tried in November 2011. The jury reached a verdict in Watson’s favor on each of Kentucky’s claims against Watson. An agreed form of judgment has been entered and the case now has been dismissed with prejudice. The case against Watson on behalf of Mississippi was tried from November 2012 through April 2013. On August 28, 2013, the court issued a ruling in favor of the state and awarded the state $12.4 million in compensatory damages and civil penalties, and on March 20, 2014 issued its ruling imposing an additional $17.9 million in punitive damages. Post-trial motions were filed and denied by the court. The Company is appealing both the original and punitive damage awards.

With regard to the remaining drug pricing actions, the Business believes that it has meritorious defenses and intends to vigorously defend itself in those actions. The Business continually monitors the status of these actions and may settle or otherwise resolve some or all of these matters on terms that the Business deems to be in its best interests. However, the Business can give no assurance that it will be able to settle the remaining actions on terms it deems reasonable, or that such settlements or adverse judgments in the remaining actions, if entered, will not exceed the amounts of the liability reserves. Additional actions by other states, cities and/or counties are anticipated. These actions and/or the actions described above, if successful, could adversely affect the Business and could have a material adverse effect on the Business, results of operations, financial condition and cash flows.

DESI Drug Reimbursement Litigation. In December 2009, the Company learned that numerous pharmaceutical companies, including certain subsidiaries of the Company, were named as defendants in a qui tam action pending in federal court in Massachusetts. The tenth amended complaint, which was served on certain of the Company’s subsidiaries, alleges that the defendants falsely reported to the United States that certain pharmaceutical products, including those subject to the Food and Drug Administration’s Drug Efficacy Study Implementation (“DESI”) review program, were eligible for Medicaid reimbursement and thereby allegedly caused false claims for payment to be made through the Medicaid program. The Company’s subsidiaries named in the action together with all other named defendants filed a Joint Motion to Dismiss the Tenth Amended Complaint on December 9, 2011. On February 25, 2013, the court granted the motion to dismiss as to all defendants. The plaintiff may appeal. On September 11, 2013, a similar action was filed against certain Company subsidiaries and numerous other pharmaceutical company defendants by the State of Louisiana based on the same core set of allegations as asserted in the federal court action in Massachusetts. Defendants filed exceptions to plaintiffs’ complaint. On June 28, 2015, the State of Louisiana filed an amended complaint and defendants promptly moved to dismiss. On September 21, 2015, the court granted defendants’ motion to dismiss the amended complaint in its entirety. Additional actions alleging similar claims could be asserted. The Business believes that it has meritorious defenses to the claims and intends to vigorously defend itself against such allegations. However, these actions or similar actions, if successful, could adversely affect the Business and could have a material adverse effect on the Business, results of operations, financial condition and cash flows.

Medicaid Price Adjustments. The Company has notified the Centers for Medicare and Medicaid Services (“CMS”) that certain of the legacy Actavis group’s Medicaid price submissions require adjustment for the period 2007 through 2012. The Company is in the process of completing the resubmissions. Based on prevailing CMS practices the Company does not expect to incur penalties in connection with the resubmissions. With respect to periods prior to 2007, the Company has advised CMS that its records are insufficient to support a reliable recalculation of its price submissions, and has proposed not to recalculate the price submissions for such periods. Because there are insufficient records to support a reliable recalculation of its price submissions prior to 2007, at this time the amount of any potential liability related to the price submissions prior to 2007 is not estimable and the Company has not concluded that any liability for periods prior to 2007 is probable. The Business believes it has substantial meritorious positions and defenses with respect to these pricing resubmission matters. However, if CMS were to successfully pursue claims against the Business for the periods in question, such claims could adversely affect the Business and could have a material adverse effect on the Business, results of operations, financial condition and cash flows.

Paroxetine Investigation. On April 19, 2013, the UK Office of Fair Trading (which closed in April, 2014 in connection with a government restructuring and transferred responsibility for this matter to the U.K. Competition and Markets Authority) issued a Statement of Objections against GlaxoSmithKline (“GSK”) and various generic drug companies, including Actavis UK Limited, formerly known as Alpharma Limited, now a subsidiary of the Company, alleging that GSK’s settlements with such generic drug companies improperly delayed generic entry of paroxetine, in violation of the United Kingdom’s competition laws. The Company has responded to the Statement of Objections, and believes it has substantial meritorious defenses to the allegations. However, an adverse determination in the matter could have an adverse effect on the Business, results of operations, financial condition and cash flows.

Romanian Investigation. In July 2015, the Company received a subpoena as part of a nationwide investigation of the pharmaceutical industry conducted by the Romanian government. The purpose of the investigation is to gather documents and information, and to examine sponsorship arrangements concluded with certain oncologists and hematologists during the period from January 2012 through June 2015. The Business is fully cooperating with the investigation. This government investigation could adversely affect the Business and could have a material adverse effect on the Business, results of operations, financial condition and cash flows.

The Business is involved in various other disputes, governmental and/or regulatory inspections, inquiries, investigations and proceedings that could result in litigation, and other litigation matters that arise from time to time. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Business, its results of operations, financial condition and cash flows.

NOTE 10 — Subsequent Events

The Company has evaluated transactions that occurred as of the issuance of these financial statements, November 23, 2015 for purposes of disclosures of unrecognized subsequent events.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms F-3 (No. 333–201984, No. 333–131387) and on Forms S-8 (No. 333-206753, No. 333-168331) of Teva Pharmaceutical Industries Limited of our report dated November 23, 2015 relating to the special purpose combined financial statements of the Global Generics Business and Certain Other Assets of Allergan plc, which appears in this Report on Form 6-K of Teva Pharmaceutical Industries Limited.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

November 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:		/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO

Date: November 30, 2015